ULTRA GLORY INTERNATIONAL LTD.
Akara Building
24 De Castro Street
Wickhams Cay 1
Road Town
Tortola, British Virgin Islands

May 17, 2010

Christopher Owings
Legal Branch Chief
Division of Corporation Finance
Mail Stop 7010
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Ultra Glory International Ltd.
Registration Statement on Form 20-F
File No. 000-53914
Filed April 30, 2010
Dear Mr. Owings:

On behalf of Ultra Glory International Ltd. (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated May 12, 2010 relating to the above-captioned registration statement on Form 20-F/A.  Captions and page references herein correspond to those set forth in the registration statement, unless otherwise specified.  Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Form 20-F

Directors and Senior Management, page 1

1.
We note your response to comment 4 in our letter dated April 16, 2010. Please disclose that you have no chief financial officer, and identify the person who is acting as or performing the responsibilities of a chief financial officer.

We have amended our registration statement to disclose that we do not have a chief financial officer and we have identified Mr. Guo as the person who is performing the responsibilities of a chief financial officer.

Ultra Glory International Ltd.
May 17, 2010

Risk Factors, page 2

2.
We note your response to comments 2 and 8 our letter dated April 16, 2010 and that you deleted the risk factor entitled “There may be conflicts of interest between our management and our non-management shareholders.” However, it appears that part of this risk factor is applicable to the company. Please explain why Mr. Guo’s involvement in the other blank check companies does not create a potential conflict of interest or include an appropriate risk factor.

We have reinserted the risk factor and revised it in response to the Staff’s comments.

Business Overview, page 8

3.
We note your response to comment 18 in our letter dated April 16, 2010. Please also disclose whether you may merge with another company in which your promoters or their affiliates directly or indirectly have an ownership interest.

We have amended our registration statement to disclose that we may merge with another company in which our promoters or their affiliates directly or indirectly have an ownership interest.

Directors and Senior Management page 12

4.
We note your added disclosure in response to comment 2 in our letter dated April 16, 2010. Since it appears that Mr. Lindley is also a promoter of the company, please revise the blank check company table to also describe all blank check companies in which Mr. Lindley may have been involved.

We have revised this section to disclose that Mr. Lindley is not involved in any blank check company.

Related Party Transactions, page 14

5.
We note your response to comment 25 in our letter dated April 16, 2010. Please disclose, if true, that Mr. Lindley is your founder, as referred to in note 4 to your financial statements. Also describe any transactions or agreements between Mr. Lindley and the company, Mr. Guo or their affiliates. For example, if there are any agreements for finder’s fees, please disclose. See Item 7.B of Form 20-F.

We have amended our registration statement to disclose that Mr. Lindley is our founder. In addition, we have disclosed that there are no transactions or agreements between Mr. Lindley and the Company, Mr. Guo or their affiliates.

Ultra Glory International Ltd.
May 17, 2010

Financial Statements, pages F-3 — F-6

6.
We considered your response to comment 30 in our letter dated April 16, 2010. We believe that a blank shell company meets the definition of a development stage entity in ASC Topic 915. As such, please identify your financial statements as those of a development stage entity. Refer to FASB ASC 915-205-45-4.

We amended our registration statement to identify our financial statements as those of a development stage entity.

Sincerely,

/s/Wei Guo
Name: Wei Guo
Title: President
cc:	Bill Huo, Esq.
Kramer Levin Naftalis & Frankel LLP
Via facsimile (212) 715-8000